

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 14, 2010

Via U.S. Mail and Facsimile

Dennis S. Hudson, III
Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, FL 34994

> **Re: Seacoast Banking Corporation of Florida
> Registration Statement on Form S-1
> Filed May 24, 2010
> File No. 333-167051**

Dear Mr. Hudson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 24, 2010

Incorporation by Reference, page iv

1. The Form 10-K/A which has been incorporated by reference does not contain financial statements for your latest fiscal year. Please revise. Refer to Item 12(a)(1) of Form S-1.

Recent Developments, page 9

2. To the extent material, please revise to discuss the company's performance since March 31, 2010. Include a discussion of whether non-performing loans have increased since the end of the first quarter and, if so, the amount by which they have increased.

Selling Stockholder, page 21

3. Please provide all of the information required by Item 507 of Regulation S-K in your next pre-effective amendment.

4. Please confirm that the selling shareholder is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities held. Please revise accordingly.

General

5. We may have additional comments on this filing after reviewing your responses to our comment letter on the registration statement on Form S-1 relating to the Series B preferred stock conversion (File No. 333-167050).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Ralph F. MacDonald III, Esq.
            Jones Day